October 10, 2019

Brian Mitts
President
NexPoint Real Estate Finance, Inc.
300 Crescent Court
Suite 700
Dallas, Texas 75201

       Re: NexPoint Real Estate Finance, Inc.
           Draft Registration Statement on Form S-11
           Filed September 13, 2019
           File No. 377-02831

Dear Mr. Mitts:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-11 Submitted September 13, 2019

Our Manager, page 2

1. Please clarify whether you will reimburse your Manager for the salaries and benefits to be paid to your other named executive officers. Please also provide an estimate of the amount of fees to be paid to your manager for the first year based on the offering proceeds. In addition, in future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the Manager, break out the amounts paid pursuant to the annual management fee and the reimbursement provision, and within reimbursements specify any amounts reimbursed for salaries or benefits of a named executive officer.
 Brian Mitts
FirstNameReal Estate Finance, Inc.
NexPoint LastNameBrian Mitts
Comapany NameNexPoint Real Estate Finance, Inc.
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The Formation Transaction, page 2

2. We note your disclosure that, "[u]pon completion of the Formation Transaction, [y]our
         Initial Portfolio based on total assets (and equity invested) will be approximately
         86%(62%) senior pooled mortgage loans backed by SFR properties, 8%(8%) multifamily
         CMBS B-Piece and 7%(30%) mezzanine loan and preferred equity investments in real estate companies and properties and other structured real estate investments within the multifamily, SFR and self-storage asset classes." Please revise this disclosure to briefly describe the liabilities associated with your portfolio of approximately $2 billion and clarify your use of the term "equity invested."
Our Strategic Relationship with Highland, page 3

3. We note your disclosure on page 4 that "[a]s of June 30, 2019, according to S&P Global
         Market Intelligence, NXRT was the top performing REIT in the MSCI Index, or RMZ, for the trailing three-year period, returning an annualized 35.2% total return to stockholders."
         We further note the disclosure on page 6 that "NXRT delivered a 259% total return to stockholders outperforming the RMZ by 233% since NXRT's listing on April 1, 2015 through June 30, 2019" and that NXRT resulted from a spin-off. Please revise to move such disclosure from the summary and explain to us how you determined that these measures are appropriate and balanced. To the extent you retain such return information, please more specifically explain the basis for the return, valuation discussions, calculations and how the amounts were determined.
Although we note the
         footnote on page 7, please more specifically describe the companies that comprise the index and how those companies may differ from NXRT. In addition, please describe whether return amounts may have been impacted by general market trends
         or other external factors unrelated to management action. Please also disclose any adverse business developments relating to your management's prior experience. Our Financing Strategy, page 14

4. We note in your table on page 16, and elsewhere in your filing, you disclose or discuss your investments in CMBS on a net basis. As the trusts that issued the securities are consolidated by the company, please consider balancing your disclosure by also providing or discussing this information on a gross basis.
Prospectus Summary
Investment Company Act Exclusion, page 25

5. We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please provide us with a supplemental detailed analysis of:

              the specific exemption that you and each of your subsidiaries intend to rely on; and
              how your and each of your subsidiaries' investment strategy and business model will
 Brian Mitts
FirstNameReal Estate Finance, Inc.
NexPoint LastNameBrian Mitts
Comapany NameNexPoint Real Estate Finance, Inc.
October 10, 2019
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              support that exemption.

         Please ensure that the disclosure in your prospectus is consistent with your supplemental analysis. We will refer your response to the Division of Investment Management for further review.
Risk Factors, page 31

6. You state on page 190 that your bylaws provide that the Circuit Court for Baltimore City,
         Maryland, or, if that Court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division, will be the sole and exclusive forum for any derivative action or proceeding brought on your behalf other than actions arising under the federal securities laws. Please provide related risk factor disclosure, which discusses the impact of the provision to investors, such as increased costs to bring a claim and that these provisions can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable.
Our Manager can resign on 180 days notice from its role as Manager or terminate the
Management Agreement, page 61

7. Please clarify whether you can remove the Manager for "cause." If applicable, discuss the difficulty of terminating your relationship with the Manager, even for poor performance, or the inability to terminate the Manager at all.
Use of Proceeds, page 80

8. On page 52, you state that you will have approximately $1.0 billion of indebtedness outstanding related to the Initial Portfolio. If any material part of the proceeds is to be used to discharge indebtedness, disclose the interest rate and maturity of such indebtedness. Refer to Instruction 4 of Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Freddie Mac Credit Facility, page 95

9. Please file as exhibit to the registration statement the Credit Facility entered into on July
         12, 2019 with Freddie Mac or explain to us why such agreement is not material.
Contractual Obligations and Commitments, page 96

10. Please tell us the consideration you have given to including a pro forma contractual obligations table that is consistent with the information presented in your unaudited pro forma consolidated financial statements.
Business, page 99

11. We note your disclosure regarding the underlying properties within your Initial Portfolio.
         Please revise to clarify if the metrics provided in the first paragraph on page 111 apply to
 Brian Mitts
FirstNameReal Estate Finance, Inc.
NexPoint LastNameBrian Mitts
Comapany NameNexPoint Real Estate Finance, Inc.
October 10, 2019
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         your entire portfolio or solely to the senior loans and provide disclosure relating to the geographic diversification of the collateral associated with your portfolio. With a view toward disclosure, please tell us how you consider prepayment and delinquency rates in evaluating your portfolio and whether you considered any historical rates associated with your initial portfolio.
12. With respect to the Formation Transaction, please revise to provide each step of the series of transactions you plan to engage in prior to the closing of the offering.
Conflicts of Interest
Allocation Policy, page 144

13.      Please revise to provide the size of the competing funds.
Unaudited Pro Forma Consolidated Balance Sheet As of June 30, 2019, page F-7

14. We note that you classify redeemable noncontrolling interests in temporary equity on the pro forma consolidated balance sheets. Please tell us, and consider disclosing, your accounting policy regarding the recognition, measurement, and classification of your redeemable noncontrolling interests. Please cite any relevant accounting guidance in your response.
Note 2. Formation Transaction and Initial Public Offering, page F-11

15. We note from your disclosure that the pro forma consolidated balance sheets as of
         December 31, 2018 and June 30, 2019 give effect to the formation transaction as if it had occurred on January 1, 2018. Please explain to us how you considered the guidance in
         Rule 11-02(b)(6) which states that pro forma adjustments related to the pro forma condensed balance sheet shall be computed assuming the transaction was consummated at the end of the most recent period.
Note 3. Summary of Significant Accounting Policies
Acquisition Accounting, page F-15

16. We note from your disclosure that you used the acquisition method of accounting pursuant to ASC 805 for the acquisitions of the SFR Loans and the CMBS B-Piece. Please tell us your basis for accounting for the acquisitions under the acquisition method. In your response, please clarify for us whether you have determined that the acquired portfolio meets the definition of a business under ASC 805 and the basis for your conclusions.




Notes to the Unaudited Pro Forma Consolidated Financial Statements
Note 4. Pro Forma Adjustments, page F-19
 Brian Mitts
FirstNameReal Estate Finance, Inc.
NexPoint LastNameBrian Mitts
Comapany NameNexPoint Real Estate Finance, Inc.
October 10, 2019
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17. Please provide us with a more detailed explanation of how you have derived income, expense and amortization amounts for purposes of calculating your pro forma adjustments. In your response, please provide us with an example of how these amounts were calculated, both for fixed rate and variable rate assets and liabilities and explain to us how you determined these adjustments were factually supportable.
18. We note your disclosure in notes (e) and (f) that you intend to account for your investments in preferred equity investments as loans carried at costs. Please explain to us how you arrived at this conclusion with references to any relevant accounting literature.
         In your response, please tell us whether your preferred equity investments entitle you to exert significant influence over the related entities.
19. Please explain to us how you concluded that the following adjustments are factually supportable:
           estimated distributions (balance sheet note g) the repurchase agreement (balance sheet note j) corporate general and administrative expenses (statement of operations note o)
           servicing fees (statement of operations note p) costs of operating the CMBS Entity (statement of operations note q)
20. For those assets and liabilities that either earn or charge interest at a variable rate, please tell us what consideration you gave to providing a sensitivity analysis reflecting the impact on net earnings of a 1/8th percent variance in interest rates.
Note 9. Net Interest Income, page F-31

21. Please explain to us how your calculation of net yield is consistent with the definition pursuant to Item I.B.5 of Industry Guide 3.
General

22. We note that you intend to operate in a manner that will allow you to qualify as a real estate investment trust. You state on page 80 that your subsidiary partnerships intend to use the net proceeds from the offering to acquire your target assets in a manner consistent with your investment strategy, and the subsidiary partnerships may also use the proceeds from the offering to purchase a portion of the assets that will be contributed to the company from the Contribution Group in the Formation Transaction. It does not appear that you have identified any mortgage-related assets to acquire with a significant portion the net proceeds of the offering. As a result, your offering appears to constitute a "blind pool" offering. Accordingly, please tell us how you considered the applicability of
         Industry Guide 5, or revise to provide the disclosure required by Industry Guide 5. See
         Securities Act Release 33-6900 (June 17, 1991).
23. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or
 Brian Mitts
NexPoint Real Estate Finance, Inc.
October 10, 2019
Page 6
      not they retain copies of the communications.
       You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Robert
Telewicz, Accounting Branch Chief, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior
Counsel, at (202) 551-3673 or Jennifer Gowetski, Senior Counsel, at (202) 551-3401 with any other questions.



                                                          Sincerely,
FirstName LastNameBrian Mitts
                                                          Division of
Corporation Finance
Comapany NameNexPoint Real Estate Finance, Inc.
                                                          Office of Real Estate
& Construction
October 10, 2019 Page 6
cc:       Charlie Haag
FirstName LastName